VICTORIA INTERNET SERVICES, INC.


From:
Leon Golden
Chief Executive Officer
Victoria Internet Services, Inc.
2470 East 16th Street
Brooklyn, NY 11235


AMMENDMENT #1


Re: Form S-1/A filed March 11, 2010 File No, 3333-165391
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To Whom It May Concern:

On behalf of Victoria Internet Services, Inc. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated April 7, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

     1) The Company is not a blank check company as defined in Rule 419. Pursuant to Rule 419, a blank check company is a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. According to SEC Release No. 33-6932, Rule 419 does not apply to a development stage company with a specific business plan, "even if operations have not commenced at the time of the offering."

          The mentioned items in the SEC Letter do not establish that the Company has no specific business plan, or intends to engage in a merger or acquisition. As to the mention of "few substantive steps in furtherance of a business plan", the SEC made it clear being a development stage company in and of itself is not dispositive. As stated in Release No. 33-6932, it is inappropriate in the analysis of a blank check company to gauge whether the company has even commenced operations; the appropriate test therefore is whether the company has a specific business plan or purpose, or whether that purpose is to engage in a merger or acquisition with another entity.

          The current intention of the Company is to implement its business plan by engaging in online tax preparation in the North American market. It is not being formed in order to later engage in a reverse merger with a private company. Further, we do not believe that Mr. Golden's service as the Chief Financial Officer of Victoria Industries, Inc. ("Industries"), and as a director of Sunrise Energy Services ("Sunrise") is in any way indicative of a design or future intent by the Company to engage in a reverse merger with a private company.

          While Industries did engage in a reverse merger, this merger occurred on November 30, 2007 (the "Merger"). Mr. Golden did not become CFO until February 2, 2009; fourteen months after the Merger occurred. Because the Merger predated Mr. Golden's time with Industries, he had
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          no role in facilitating it, and therefore, the Merger should not reflect at all upon the intentions of Mr. Golden with respect to the Company.

          Sunrise has not engaged in a reverse merger. It was incorporated in the State of Delaware on April 1 1991. Mr. Golden became a board member in 2004. From inception until December 31, 2008 Sunrise was engaged in the exploration and development of oil and gas in the Ukraine through its wholly owned Ukrainian subsidiaries. Sunrise executed a Share Purchase Agreement on June 24, 2009 wherein Sunrise exchanged its holdings in its wholly owned subsidiaries for all of the outstanding debt of Sunrise. Thus, Sunrise was engaged in an active operating business for over four years after Mr. Golden became a member of the board of Directors. If anything, Mr. Golden's history with respect to Sunrise suggests that his goal is to operate active businesses.

     2) The Company revised the disclosure to clarify they have earned $400 of revenues since inception.

     3) The Company revised the disclosure to assure every time "Director" or "Leon Golden" is mentioned in headings and text he is referred to as the "sole" officer and director.

Outside Front Cover Page of the Prospectus

     4) The Company revised the disclosure to include a statement regarding the auditors doubts of our ability to continue as a going concern on the inside cover and at the beginning of the Summary of Our Offering section

     5)   The Company revised the disclosure according to Item 501(b)(4)

     6) In response to this comment, the requested disclosures have been included.

     7) The Company revised the disclosure to remove any inconsistencies and unclear terms regarding the termination of the offering.

          - note to bulletin point three. Investor funds will not be refunded if the offering is terminated because funds will be used on an as received basis to implement the Company's business plan

Summary of Our Offering, Page 3

     8) The Company has revised the Summary of Our Offering section to provide a more balanced overview of the key aspects of our offering.
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     9)   The Company has revised the disclosure to correct inconsistencies regarding the par value of securities being offered.

Selected Financial Data, Page 4

     10) The Company has revised the disclosure to identify the components of our total expenses and explain their purpose in establishing our business.

Risk Factors, Page 5

     11) In response to this comment, a relevant risk factor and caption were included.

"Participation is subject to risks of investing in micro capitalization companies." Page 6.

     12)  The Company has removed the suggested phrase.

     13) The Company has revised the disclosure to add a comment suggesting our Company has its own specific risks that are described throughout the risk factors section.

"If our shares of common stock commence trading on the OTC Bulletin..." Page 7

     14)  The Company has revised the phrasing of the risk factor.

     15) The Company has revised its disclosure to remove the inconsistent wording in the risk factor.

Use of Proceeds, Page 9

     16) The Company has revised its disclosure to discuss how expenditures would be prioritized if less than the amounts discussed in the two scenarios is raised.

Dilution of the Prince You Pay for Your Shares, Page 10

     17) The Company has revised its disclosure to reduce the net tangible book value and related dilution computations to reflect the $7,500 in offering expenses that will reduce the amount of proceeds from the offering.

     18) The Company has revised its disclosure to change the incorrect amount of $4,000 to $20,000.

Management's Discussion and Analysis of Plan of Operations, Page 14

     19) The Company has revised its disclosure to clarify our current business operations and give greater detail as to proposed operations over the next 12 months.
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Commence Marketing Campaign, Page 16

     20) The Company has revised its disclosure to clarify that we should be in full operations with 150 days of completing our offering.

Business, Page 17

     21) The Company has revised its disclosure to clarify and better describe the current status of our operation and our proposed future operations.

Regulatory Matters, Page 18

     22) The Company has revised its disclosure to show that no specific regulatory requirements are required in order to establish our business.

Management, Page 19

     23) The Company has revised its disclosure to give a detailed account of Mr. Golden's business experience over the past five years.

     24) The Company has revised its disclosure to show current positions with other public companies that Mr. Leon Golden holds.

     25) The Company has revised its disclosure to discuss the specific attributes and expertise that Leon Golden has that led to the conclusion that he should serve as the Company's Director.

Conflicts of Interest, Page 21

     26) The Company has revised its disclosure to clarify the reference to "projects that do not involve us"

Principal Stockholders, Page 22

     27) The Company has revised its disclosure to remove the inadvertent reference and replace with Mr. Golden.

Description of Securities, Page 23

Common Stock, Page 23

     28) In response to this comment, we have removed the reference to the Articles of Incorporation, Bylaws and Nevada statutes..

     29) The Company has revised its disclosure to remove statements referring to legal determinations.
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Financial Statements, Page F-1

Notes to the Financial Statements, Page F-6

Note 1 - Organization and Nature of Business, Page F-6

     30) The Company has revised its disclosure to remove the inadvertent description.

Note 3 - Summary of Significant Accounting Policies, Page F-6

     31) The Company has revised its disclosure to remove any extraneous and inapplicable accounting policy disclosures.

Part II. Information Not Required in Prospectus, Page II-1

     32) The Company has provided a form of subscription agreement as an exhibit.

     33)  In response to your comment, the exhibit has been revised.

Exhibit 5.1

     34)  In response to your comment, the exhibit has been revised.

Victoria Internet Services, Inc.


/s/ Leon Golden
-------------------------------------
Leon Golden, CEO